EXHIBIT 1

      Regarding Revised Results for IIJ's Fiscal Year Ended March 31, 2003.

Tokyo,  October 1, 2003.  Internet  Initiative Japan, Inc. ("IIJ";  NASDAQ:
IIJI) announced today the write-off of its investments in its former 37.9% equity method investee Crosswave Communications Inc. ("Crosswave").

As previously announced, during August 2003 Crosswave filed a voluntary petition for commencement of corporate reorganization proceedings in Japan and IIJ expects its equity interest in Crosswave to be eliminated upon the approval of a reorganization plan or, alternatively, upon liquidation of Crosswave.

The effects of this write-off will include a charge of JPY 12.7 billion yen to equity in net loss of equity method investees, comprised of an equity method net loss and an impairment for the remaining carrying value in IIJ's investments in and deposits for Crosswave at March 31, 2003. As a result, unaudited net loss for the year ended March 31, 2003 will increase to (JPY) 16.5 billion from IIJ's previously announced unaudited financial results as of and for the year ended March 31, 2003. In addition, IIJ is writing off loans made to Crosswave in May and June 2003 in the amount of (JPY)1.7 billion in the first quarter of the year ending March 31, 2004. IIJ is also writing off accounts receivable in the amount of approximately (JPY) 0.4 billion during the year ending March 31, 2004, half of which will be written off in the first quarter of the year ending March 31, 2004, with the remainder being written off in the second quarter of the fiscal year. In light of Crosswave's commencement of reorganization proceedings and the write-off of IIJ's investment in Crosswave, IIJ no longer accounts for Crosswave under the equity method. IIJ's previously announced unaudited financial results for the fiscal quarter ended June 30, 2003 accounted for equity in net loss of Crosswave under the equity method. As a result of the write-down of the remaining carrying value of IIJ's investment in Crosswave and Crosswave's commencement of corporate reorganization proceedings, however, IIJ will no longer account for Crosswave under the equity method.

These effects as of and with respect to IIJ's fiscal year ended March 31, 2003 are reflected in its unaudited financial statements included in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on September 30, 2003. These effects as of and with respect to IIJ's fiscal quarter ended June 30, 2003 will be reflected in revised financial results for that quarter which IIJ expects to publicly announce shortly.

IIJ believes that the previously announced (JPY) 12 billion capital injection by NTT and other investors in Japan on September 16, 2003 will help to offset the above financial impact caused by Crosswave's commencement of corporate reorganization proceedings.

As described in filings made with the U.S. Securities and Exchange Commission on September 30, 2003, IIJ's financial statements as of and for its fiscal year ended March 31, 2003 have not yet been audited. IIJ is unable to file a complete annual report on Form 20-F for its fiscal year ended March 31, 2003 because IIJ is unable to procure audited financial statements of Crosswave as of and for its fiscal year ended March 31, 2003, which have not been released by Crosswave. Moreover, IIJ is not able to estimate or provide any assurance as to when or whether it will be able to file audited financial statements and a compliant annual report on Form 20-F for its fiscal year ended March 31, 2003. However, because IIJ is fully writing off its investment in Crosswave, there will be no further adverse effects on IIJ's results of operations or financial condition for the year ended March 31, 2003 or the fiscal quarter ended June 30, 2003 with respect to IIJ's investment in Crosswave beyond those described above.